News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
August 10, 2022

Manulife declares common share dividend

Toronto - Manulife’s Board of Directors today announced a quarterly shareholders’ dividend of $0.33 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after September 19, 2022 to shareholders of record at the close of business on August 23, 2022.

In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2021, we had more than 38,000 employees, over 119,000 agents, and thousands of distribution partners, serving over 33 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Relations Contact: Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations: Hung Ko Manulife 416-806-9921 hung_ko@manulife.com